1934
13a


Received SEC
MAR 17 2011
Washington, DC 20549

3/17/2011

March 17, 2011


11006259

No Act
PE 3/16/11

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: enherent Corp.
Incoming letter dated March 16, 2011

Based on the facts presented, the Division will not object if enherent stops filing periodic and current reports under the Securities Exchange Act of 1934, including its annual report on Form 10-K for the year ended December 31, 2010. In reaching this position, we note that enherent has filed post-effective amendments removing from registration unsold securities under all effective registration statements on Forms S-8, and those post-effective amendments are effective. We assume that, consistent with the representations made in your letter, enherent will file a certification on Form 15 making appropriate claims under Exchange Act Rules 12g-4 and 12h-3 on or before the due date of its Form 10-K for the year ended December 31, 2010.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Michael J. Reedich
Special Counsel


U.S. SECURITIES AND EXCHANGE COMMISSION
MCMXXXIV

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2011

Mail Stop 4561

Troy M. Calkins, Partner
Drinker Biddle & Reath LLP
191 N. Wacker Drive, Suite 3700
Chicago, IL 60606-1698

Re: enherent Corp.

Dear Mr. Calkins:

In regard to your letter of March 16, 2011, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

DrinkerBiddle&Reath LLP

Troy M. Calkins
Partner
312-569-1150 Direct
312-569-3150 Fax
troy.calkins@dbr.com

Law Offices
191 N. Wacker Drive
Suite 3700
Chicago, IL
60606-1698

(312) 569-1000
(312) 569-3000 fax
www.drinkerbiddle.com

CALIFORNIA
DELAWARE
ILLINOIS
NEW JERSEY
NEW YORK
PENNSYLVANIA
WASHINGTON D.C.
WISCONSIN

Established 1849

March 16, 2011

Securities Exchange Act of 1934, Section 12(g); Rule 12g-4
Securities Exchange Act of 1934, Section 12(h); Rule 12h-3
Securities Exchange Act of 1934, Section 13(a)
Securities Exchange Act of 1934, Section 15(d)

VIA E-MAIL

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
cfletters@sec.gov

Re: enherent Corp. (Commission File No. 000-23315)

Ladies and Gentlemen:

We are writing on behalf of enherent Corp. (the *"Company")* to request that a letter be issued advising the Company that the staff of the Division of Corporation Finance (the *"Staff")* of the Securities and Exchange Commission (the *"Commission")* concurs with the Company's view that the updating pursuant to Section 10(a)(3) of the Securities Act of 1933, as amended (the *"Securities Act"*), of the Company's registration statements on Form S-8 (File Nos. 333-44725, 333-95247, 333-127500 and 333-153024) during the Company's 2010 fiscal year would not preclude the Company from utilizing Rule 12h-3(a) and (b)(1)(i) under the Securities Exchange Act of 1934, as amended (the *"Exchange Act"),* to suspend the Company's duty to file with the Commission the reports required by Sections 13(a) and 15(d) of the Exchange Act and the rules and regulations promulgated thereunder with respect to the Company's common stock, par value $0.001 per share (the *"Common Stock"),* commencing during the Company's current 2011 fiscal year. We also ask that the Staff confirm that it will not recommend enforcement action by the Commission if the Company files a Form 15 pursuant to Rule 12g-4 and Rule 12h-3 under the Exchange Act on or before the due date for the Company's next periodic report, an annual report on Form 10-K for the year ending December 31, 2010, to (a) terminate the registration of the Common Stock under Section 12(g) of the Exchange Act and (b) suspend the Company's reporting obligations under Sections 13(a) and 15(d) of the Exchange Act, with the result that the Company would not file an annual report on Form 10-K for the year ending December 31, 2010.

Except as otherwise set forth herein, the information set forth in this letter regarding the Company is as provided to us by the Company. The Company has authorized us to make the statements set forth in this letter on its behalf. The Company will file with the Commission all required periodic and current reports until the date the Company files with the Commission a Form 15 to terminate the registration of the Common Stock under Section 12(g) of the Exchange Act and suspend the Company's reporting obligations under Sections 13(a) and 15(d) of the Exchange Act.

Background

The Company is an information technology services firm with a primary focus of providing clients with: (a) consultative resources including technology staffing; and (b) teams of technical consultants trained in the deliver of solutions related to systems integration, network and security, advanced analytics, enterprise content management, infrastructure solutions and application services. The Company was incorporated in New York in 1989 under the name PRT Corp. of America and was reincorporated in Delaware in 1996 as PRT Group Inc. In July 2000, the Company changed its name to enherent Corp. The Company has filed all of its periodic and current reports for its three most recent fiscal years (2008, 2009 and 2010) and for its current fiscal year (2011) through the date of this letter. The Company's fiscal year ends on December 31 of each year.

The Common Stock is quoted on the OTC Bulletin Board under the symbol "ENHT.OB." According to the Company's transfer agent, as of December 31, 2010 and as of March 8, 2011, the Company had 52,375,653 shares of Common Stock outstanding held by 145 record holders. In addition, The Depositary Trust Company ("*DTC*") Security Position Report showed 53 accounts held by broker-dealers at DTC as of December 31, 2010 and 54 accounts held by broker-dealers at DTC as of March 8, 2011. The Common Stock closed at $0.007 on March 8, 2011. In addition to the Common Stock, the Company had outstanding options ("*Options*") to purchase 7,731,280 shares of Common Stock as of March 8, 2011.

The Common Stock is registered under Section 12(g) of the Exchange Act and constitutes the only class of the Company's securities that is registered under Section 12 of the Exchange Act. The Company has not issued (a) any other class of securities that is registered or required to be registered under Section 12 of the Exchange Act or (b) any other class of securities, including any class of debt security, subject to the requirements of Section 15(d) of the Exchange Act.

The Options are described in more detail below. The Company does not have outstanding any securities exercisable for or convertible into Common Stock other than the Options.

As of the date of this letter, the Company has no outstanding debt securities and has no contractual obligations that would require the Company to continue to file reports pursuant to Section 13(a) or 15(d) of the Exchange Act.

Subject to the receipt of the no-action relief sought in this letter, but before the due date of its Form 10-K for the year ending December 31, 2010, which is March 31, 2011, the Company intends to file a Form 15 with the Commission to (a) deregister the Common Stock under Section 12(g) of the Exchange Act and (b) suspend its duty to file reports under Sections 13(a) and 15(d) of the Exchange Act.

The Company acknowledges that, if on the first day of any subsequent fiscal year there are (a) 300 or more holders of record of Common Stock and the Company's total assets have exceeded $10 million on the last day of any of the Company's three most recent fiscal years, or (b) 500 or more holders of record of Common Stock, the suspension of reporting obligations under Section 15(d) of the Exchange Act will lapse, and the Company will be required to resume periodic reporting under Section 15(d) of the Exchange Act, as provided in Rule 12h-3 under the Exchange Act.

Registration Statements

The Company has on file with the Commission the following registration statements on Form S-8 under the Securities Act:

- Form S-8 (File No. 333-44725, filed and effective January 22, 1998): This registration statement registered the offer and sale of 4,302,000 shares of Common Stock issuable under the PRT Group Inc. Amended and Restated 1996 Stock Incentive Plan, which was subsequently renamed the enherent Corp. Amended and Restated 1996 Stock Incentive Plan (the "*1996 Plan*").

- Form S-8 (File No. 333-95247, filed and effective January 24, 2000): This registration statement registered the offer and sale of 1,000,000 shares of Common Stock pursuant to the PRT Group Inc. 401(k) Plan (the "*401(k) Plan*").

- Form S-8 (File No. 333-127500, filed and effective August 12, 2005): This registration statement registered the offer and sale of 3,940,617 shares of Common Stock pursuant to the 1996 Plan and 4,000,000 shares of Common Stock issuable pursuant to the enherent Corp. 2005 Stock Incentive Plan (the "*2005 Plan*" and, together with the 1996 Plan, the "*Plans*").

- Form S-8 (File No. 333-153024, filed and effective August 14, 2008): This registration statement registered 5,000,000 shares of Common Stock issuable pursuant to the 2005 Plan.

The first registration statement on Form S-8 (File No. 333-44725) identified above became effective during the Company's 1998 fiscal year and was automatically updated during each of the Company's fiscal years from 1999 through 2010 under Section 10(a)(3) of the Securities Act in connection with the filing of the Company's Annual Reports on Form 10-K for its fiscal years ended December 31, 1998 through December 31, 2009. No sales have been made under this registration statement during the Company's fiscal years ended December 31, 2009 and December 31, 2010 or to date during the Company's fiscal year ending December 31, 2011.

The second registration statement on Form S-8 (File No. 333-95247) identified above became effective during the Company's 2000 fiscal year was automatically updated during the Company's 2001 through 2010 fiscal years under Section 10(a)(3) of the Securities Act in connection with the filing of the Company's Annual Reports on Form 10-K for its fiscal years ended December 31, 2000 through December 31, 2009. The Company discontinued the Common Stock fund under the 401(k) Plan prior to 2006. Accordingly, no sales were made pursuant to this registration statement during the Company's fiscal years ended December 31, 2009 and December 31, 2010 and no sales have been, or will be, made during the Company's fiscal year ending December 31, 2011.

The third registration statement on Form S-8 (File No. 333-127500) identified above became effective during the Company's 2005 fiscal year and was automatically updated during each of the Company's 2006 through 2010 fiscal years under Section 10(a)(3) of the Securities Act in connection with the filing of the Company's Annual Reports on Form 10-K for its fiscal years ended December 31, 2005 through December 31, 2009. No sales have been made during the Company's fiscal years ended December 31, 2009 and December 31, 2010 or to date during the Company's fiscal year ending December 31, 2011.

The last registration statement on Form S-8 (File No. 333-153024) identified above became effective during the Company's 2008 fiscal year and was automatically updated during the Company's 2009 and 2010 fiscal years under Section 10(a)(3) of the Securities Act in connection with the filing of the Company's Annual Reports on Form 10-K for its fiscal years ended December 31, 2008 and December 31, 2009. No sales have been made during the Company's fiscal years ended December 31, 2009 and December 31, 2010 or to date during the Company's fiscal year ending December 31, 2011.

The Company does not have any other registration statements on file that became effective or were automatically updated under Section 10(a)(3) of the Securities Act during the Company's 2010 or 2011 fiscal years through the date of this letter.

The Company filed a registration statement on Form S-3 (File No. 333-36468), on May 5, 2000, to register the offer and sale by certain selling stockholders of up to 12,151,778 shares of Company common stock issuable upon the conversion of preferred stock or the exercise of warrants. No sales of common stock were made pursuant to this registration statement. In 2005, the Company terminated the offering as the preferred stock and warrants were no longer outstanding at that time. As a result of the termination of the offering, the Form S-3 has been not updated under Section 10(a)(3) since the filing of the Company's annual report on Form 10-K for the year ended December 31, 2004. On March 9, 2011, in accordance with its obligations pursuant to the undertaking in Item 512(a)(3) of Regulation S-K, the Company filed with the Commission a post-effective amendment to the Form S-3 to deregister the Common Stock registered thereunder. The post-effective amendment to the registration statement on Form S-3 was declared effective by the Commission on March 16, 2011.

Discussion

Rule 12g-4(a) under the Exchange Act provides that an issuer is entitled to terminate its registration of a class of securities under Section 12(g) of the Exchange Act if the issuer certifies to the Commission that such class of securities is (a) held of record by less than 300 persons or (b) held of record by less than 500 persons, where the total assets of the issuer have not exceeded $10 million on the last day of each of the issuer's most recent three fiscal years. The issuer's duty to file any reports required under Section 13(a) is suspended immediately upon the filing of the necessary certification on Form 15. Since the Company satisfied the requirements of Rule 12g-4(a) on January 1, 2011 and continues to satisfy those requirements through the date of this letter, the Company is eligible to deregister the Common Stock under Section 12(g) of the Exchange Act.

Rule 12h-3(a) under the Exchange Act provides that, subject to the provisions of paragraphs (c) and (d) of the rule, an issuer's duty under Section 15(d) of the Exchange Act to file reports required by Section 13(a) of the Exchange Act with respect to a class of securities specified in Rule 12h-3(b) shall be suspended immediately upon the filing of a Form 15 if the issuer has filed all reports required by Section 13(a), without regard to Rule 12b-25 under the Exchange Act, for the shorter of its most recent three fiscal years and the portion of the current year preceding the date of the filing, or the period since the issuer became subject to such reporting obligation. The Company has filed all required reports under Section 13(a) of the Exchange Act for the period specified in Rule 12h-3(a), and, as of January 1, 2011, the Common Stock met the criteria set forth in Rule 12h-3(b)(1)(i) in that the Common Stock is held of record by less than 300 persons. As of the date of this letter, the Company continues to satisfy those requirements.

Rule 12h-3(c) under the Exchange Act provides, however, that the suspension of an issuer's duty to file reports under Section 13(a) is not available to any class of securities for a fiscal year in which a registration statement relating to that class becomes effective under the Securities Act or is required to be updated pursuant to Section 10(a)(3) of the Securities Act. As stated above, while none of the Company's registration statements on Form S-8 became effective during the Company's 2010 fiscal year, each of the Company's registration statements on Form S-8 listed above was automatically updated during the Company's 2010 fiscal year under Section 10(a)(3) of the Securities Act in connection with the filing of the Company's Annual Reports on Form 10-K for its fiscal year ended December 31, 2009. Accordingly, a literal interpretation of Rule 12h-3(c) would prevent the Company from suspending its duty under Section 15(d) to file reports required by Section 13(a) in its current, 2011, fiscal year, despite satisfying Rule 12h-3(a) and (b), because the Company's registration statements on Form S-8 were updated by reference under Section 10(a)(3) upon the filing of the Company's Annual Reports on Form 10-K during the Company's 2010 fiscal year.

The purpose of Rule 12h-3 is to permit a company to suspend its reporting obligations when its securities are held by a small number of persons and the value of the company's assets is relatively low. The Staff has repeatedly indicated that a literal reading of Rule 12h-3(c) is not always justified by public policy reasons. In the proposing release to revise Rule 12h-3(c), the Commission stated that the purpose of periodic reporting under Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply" and that "this [Rule 12h-3(c)] limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." Exchange Act Release No. 34-20263 (October 5, 1983) (the *"Proposing Release")*. *See also* Mexican Restaurants, Inc. (available January 13, 2011); Intraop Medical Corporation (available May 12, 2010); GrandSouth Bancorporation (available March 24, 2010); Harrington West Financial Group Inc. (available March 24, 2010); PureDepth, Inc. (available March 8, 2010); Craftmade International, Inc. (available January 27, 2010); DATATRAK International, Inc. (available August 12, 2009); Neuro-Hitech, Inc. (available July 30, 2009); Interlink Electronics, Inc. (available March 26, 2009); Metro One Telecommunications, Inc. (available March 4, 2009); I.C. Isaacs & Company, Inc. (available August 13, 2008); Questar Assessment, Inc. (available June 13, 2008).

The Company submits that if the purpose of Rule 12h-3(c) is to give the investing public complete information about the issuer's activities through the end of the year in which the issuer makes an offering, then requiring the Company to continue to report now would not further that purpose because no one has purchased shares under the subject registration statements during the Company's current fiscal year or the Company's two immediately preceding fiscal years.

On March 16, 2011, the Company filed with the Commission post-effective amendments to each of the Company's registration statements on Form S-8 identified above to deregister any Common Stock that remains unsold thereunder. These post-effective amendments to the registration statements on Form S-8 became effective immediately upon filing. Accordingly, investors are no longer able to purchase securities pursuant to those registration statements and the protection of Section 15(d) is no longer necessary for potential purchasers.

The Staff has concurred in allowing issuers to file a Form 15 notwithstanding that such issuers had effective registration statements that had been automatically updated during the current fiscal year. *See e.g.,* Mexican Restaurants, Inc. (available January 13, 2011); Intraop Medical Corporation (available May 12, 2010); Craftmade International, Inc. (available January 27, 2010); Neuro-Hitech, Inc. (available July 30, 2009); I.C. Isaacs & Company, Inc. (available August 13, 2008).

In the Proposing Release, the Commission acknowledged that Congress recognized, with respect to Section 15(d) of the Exchange Act, that the benefits of periodic reporting by an issuer may not always be commensurate with the financial and administrative burdens imposed, particularly where smaller companies with a small number of public stockholders are involved. *See e.g.,* Mexican Restaurants, Inc. (available January 13, 2011); Intraop Medical Corporation (available May 12, 2010); GrandSouth Bancorporation (available March 24, 2010); Harrington West Financial Group Inc. (available March 24, 2010); PureDepth, Inc. (available March 8, 2010); Craftmade International, Inc. (available January 27, 2010); Silverstar Holdings, Ltd. (available May 15, 2009); Interlink Electronics, Inc. (available March 26, 2009); Questar Assessment, Inc. (available June 13, 2008); Planet Technologies, Inc. (available February 7, 2008).

The preparation of periodic and current reports required by the Commission imposes a financial burden on the Company and involves significant management efforts. Such burdens and efforts are disproportionate to the number of record holders and value of the Company, and disproportionate to the benefits to be derived given the limited trading activity in the Common Stock. In addition, the Common Stock has historically seen low turnover, and trading activity is extremely thin. The average daily trading volume in the Common Stock during the 12 months ended March 8, 2011 was approximately 50,255 shares. During the same period, there were 135 trading days on which there were no transactions in the Common Stock. As stated above, the Company's number of record stockholders is less than the 300 persons specified by Rule 12h-3(b)(1)(ii).

As of March 8, 2011, the Company had outstanding Options to purchase 7,731,280 shares of Common Stock, consisting of: (i) Options to purchase 4,106,800 shares granted under the 1996 Plan, (ii) Options to purchase 2,395,658 shares granted under the 2005 Plan; and (iii) non-plan Options to purchase 1,228,822 shares. All outstanding Options currently have exercise prices that are higher than the recent closing price of the Common Stock, which was $.007 per share on March 8, 2011. The lowest exercise price for any outstanding Option is $0.0095.

Options are currently held by nine current officers, employees or directors of the Company, three former employees of the Company and one former consultant of the Company. Of the nine current officers, employees or directors of the Company who hold Options, all but two are executive officers or directors of the Company.

The three former employees holding Options hold non-plan Options with exercise prices ranging from $0.05 to $0.25 per share. The former consultant holds a non-plan option with an exercise price of $0.08 per share. Currently, the Company is relying on one or more exemptions from registration with respect to the offer and potential sale of shares of Common Stock upon the exercise of the non-plan Options, as none of the non-plan Options is covered by a registration statement.

In Intraop Medical Corporation (available May 12, 2010) and Metro One Telecommunications, Inc. (available March 4, 2009), the Staff concurred in allowing the issuer to file a Form 15 notwithstanding that at such time former employees of the issuer held options to acquire common stock of the issuer. *See also* Planet Technologies, Inc. (available February 7, 2008). Furthermore, notwithstanding the termination of the Company's registration statements on Form S-8, the holders of Options that will not expire in the near future who are officers, employees, directors or consultants of the Company will not be disadvantaged by the absence of periodic reports under the Exchange Act because such holders have access to information about the Company and the ability to ask questions of executive officers prior to making a decision to exercise any Options.

It is the Company's view that the benefit to those few persons holding Options granted under the Plans is outweighed by the excessive cost to the Company of continuing to file reports. In this instance, there is very little benefit to the investing public to be had by requiring the Company to make filings under the Exchange Act. Conversely, the Company would undoubtedly incur substantial time and expense in preparing the required filings. The policy rationale underlying Rule 12h-3(c) is not applicable to the Company's effective registration statements on Form S-8. The Company has complied with its reporting obligations under the Exchange Act and, in doing so, has complied with its undertakings to keep its effective registration statements current. We note that the Staff has granted no-action relief in a range of circumstances where the literal application of Rule 12h-3(c) would yield relatively little public benefit in light of the burdens on the issuer of compliance with reporting requirements under the Exchange Act. *See e.g.*, Intraop Medical Corporation (available May 12, 2010); Craftmade International, Inc. (available January 27, 2010); Neuro-Hitech, Inc. (available July 30, 2009); Interlink Electronics, Inc. (available March 26, 2009); I.C. Isaacs & Company, Inc. (available August 13, 2008); Questar Assessment, Inc. (available June 13, 2008); Planet Technologies, Inc. (available February 7,2008).

In the Company's circumstances, the financial burdens of continued reporting are disproportionate to any benefits. As disclosed in its periodic reports, the Company has reported net losses and negative cash flow for each of its 2008 and 2009 fiscal years and preliminary results for fiscal 2010 indicate that the Company incurred operating losses, as well as negative cash flow from operations, for the fiscal year ending December 31, 2010. Further, the Company has instituted broad cost reduction measures in an effort to reduce the Company's losses. The Company believes that the funds spent to ensure compliance with Commission regulations could be used more effectively by investing them in internal projects intended to increase stockholder returns. Under the circumstances, the costs associated with reporting are unnecessary and excessively burdensome, particularly in light of the limited benefits the Company's stockholders and the investing public are likely to receive through continued registration and reporting. Once the Company terminates its reporting status, Rule 701 under the Securities Act will permit the Company to offer and sell securities pursuant to the Plans in compliance with Rule 701. *See* NewCity Communications, Inc. (available October 6, 1988). The Company has informed us that after the filing of the Form 15, the Company intends to comply with all requirements applicable to it to ensure that the issuance of securities pursuant to the Plans to the above-described Option holders will be in accordance with Rule 701. Rule 701 exempts from the registration requirements of the Securities Act certain offers and sales of securities made under the terms of compensatory benefit plans and written compensation arrangements by an issuer not subject to the reporting requirements of the Exchange Act. Each of the Plans satisfies the eligibility requirements of Rule 701, and upon the effectiveness of the Form 15 certification, the Company will become eligible as an issuer to utilize the exemption under Rule 701. The Company intends to continue to rely on other exemptions (*e.g.*, Section 4(2)) with respect to the non-plan Options. Securities issued under Rule 701 or Section 4(2) will be restricted securities as defined in Rule 144 under the Securities Act and may only be resold pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under the Securities Act. *See e.g.*, Beverly Hills Bancorp Inc. (available March 13, 2009); Metro One Telecommunications, Inc. (available March 4, 2009); Planet Technologies, Inc. (available February 7, 2008).

Conclusion

Under the circumstances described in this letter and for the reasons discussed above, we respectfully request that the Staff confirm that it concurs with the Company's view that the updating of the Company's registration statements on Form S-8 pursuant to Section 10(a)(3) of the Securities Act during the Company's 2010 fiscal year will not preclude the Company from utilizing Rule 12h-3 under the Exchange Act to suspend the Company's duty to file with the Commission reports required by Sections 13(a) and 15(d) of the Exchange Act and the rules and regulations thereunder with respect to the Common Stock commencing during the Company's 2011 fiscal year, including the Company's duty to file its next periodic report, an annual report on Form 10-K for the year ending December 31, 2010. If the Staff grants the relief sought by this letter, the Company intends to file a single Form 15 requesting simultaneously (a) the termination of the registration of the Common Stock under Section 12(g) of the Exchange Act and (b) the suspension of its obligations to file periodic and current reports under Sections 13(a) and 15(d) of the Exchange Act.

Should the Staff disagree with any of the views discussed in this letter, we would appreciate an opportunity to discuss the matter with the Staff before it issues a written response to this letter. You may call me at (312) 569-1150 or email me at troy.calkins@dbr.com with any questions or comments.

Very truly yours,



Troy M. Calkins

cc: Lori Stanley, enherent Corp.